Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of salesforce.com, inc. for the registration of 4,708,785 shares of its common stock and to the incorporation by reference therein of our report dated March 4, 2016, (except for the effects of the retrospective adoption of the updated accounting standards discussed in Notes 2, 6, 7 and 9 to the consolidated financial statements, as to which the date is September 1, 2016), with respect to the consolidated financial statements of salesforce.com, inc. and our report dated March 4, 2016, with respect to the effectiveness of internal control over financial reporting of salesforce.com, inc., included in salesforce.com, inc.’s Current Report on Form 8-K dated September 1, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California
November 21, 2016